N E W S R E L E A S E

June 12, 2006	Trading Symbols:
News Release 06-26	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD EXTENDS SOUTH RIDGE ZONE AT

PITARRILLA SILVER PROJECT IN MEXICO; INTERCEPTS HIGH GRADE AT DEPTH

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that a step-out vertical hole drilled in the northeast region of the South Ridge Zone at the Pitarrilla silver project in Mexico continues to expand the eastern flank of mineralization. Hole PD-140 was drilled approximately 50 meters to the north of PD-131 and PD-136 reported June 1, 2006.

Highlights of PD-140’s mineralization include:

•       A massive sulphide intersection of 11.5 feet averaging 26.63% zinc, 1.56% lead and 17.1 ounces of silver per ton (3.5 meters averaging 585.8 grams of silver per tonne), within 61.0 feet averaging 6.62% zinc, 0.41% lead and 4.2 ounces of silver per ton (18.6 meters averaging 144.8 grams of silver per tonne);

•       500.0 feet averaging 1.9 ounces of silver per ton (152.4 meters averaging 65.77 grams of silver per tonne).

These results point to the potential for a massive sulphide feeder system under the volcanic pile which to date has only been tested by a few holes, including the previously reported PD-128 collared 325 meters to the northwest. Drilling continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives) overlying cretaceous sediments. Drilling is continuing with three diamond drill rigs now on site. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Selected Pitarrilla Diamond Drilling Results – June 2006

South Ridge Zone

Hole No.	Location	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Silver (g/tonne)	Interval (feet)	Silver (oz./ton)	Zinc %	Lead %

PD-140	504427E 2810966N	90 degrees/ 0 degrees	39.6	192.0	152.4	65.8	500.0	1.9
			234.2	252.8	18.6	144.8	61.0	4.2	6.62	0.41
		including	234.2	237.7	3.5	585.8	11.5	17.1	26.63	1.56

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.